EXHIBIT C



                                                               December 06, 2006

Alan H. Cohen
Chairman of the Board and CEO

The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

Dear Mr. Cohen:

We are disappointed that you have not responded to us formally since our letter dated September 7, 2006 ("September 7th Letter"). However, we are appreciative of the constructive dialogue that we have had with your management team regarding the business and the progress of turning around performance. Since our letter was filed, we have received numerous inbound telephone calls from both investment bankers, other institutional investors and private equity firms who share our views on The Finish Line, Inc. ("Finish Line" or the "Company").

We would like to reiterate that we are supportive of you and your management team as operators of the Company who are capable of guiding Finish Line through the temporarily difficult environment. We note the commencement of a turnaround as illustrated in your press release of last week. However, we are beginning to question you and your board's intentions for building long-term shareholder value. We believe that being "very, very open minded" in consideration of the "long-term best interest of all the shareholders,"(1) should entail an open dialogue with one of your largest shareholders and greater consideration of the proposals that we have detailed.

We continue to believe that Finish Line's stock price is negatively affected by the dual class voting structure (Class A/Class B) for the Company's common shares. We cite that reputable companies such as Raytheon Company, Reader's Digest Association, Fairchild Semiconductor and Eagle Materials have eliminated their structures with disparate voting rights in order to provide each share of their common stock with a single vote. We believe the Company should also take this step in order to align the voting power of your stockholders with their economic interests in the Company. If the intent of the dual class voting structure is to ward off hostile takeover attempts, the Company could institute a shareholders' rights plan to supplement its already very formidable defense profile. We note that merely "having always had such a structure" is no longer meaningful in today's more shareholder friendly environment.

When we met in your offices in Indianapolis, we discussed capital allocation for the business. Given the strong balance sheet position of the Company, we think that the board should consider returning cash to the shareholders by significantly increasing the dividend. We cite steps taken by the board of your competitor, Foot Locker, Inc., and their recent announcement to increase the quarterly cash dividend by 39%. Currently, the dividend yield on Foot Locker, Inc. stock is 2.2% versus Finish Line's dividend yield of 0.7%.

In our September 7th Letter, we described the reasonableness of a modest senior debt financing to commence a Dutch tender offer to optimize the capital structure. We would be willing to discuss with you terms and conditions of a new credit facility which includes a $75 million undrawn revolving credit facility and a $100 million term loan B syndicated through the efforts of Clinton Group, Inc. ("Clinton Group"). Based on the public information

---------------------------
(1) As quoted by Alan H. Cohen on the Finish Line Q1 2007 earnings call.

available to date, we are highly confident in a successful execution of a debt financing transaction. Furthermore, the appropriate investment team members stand ready to fulfill their due diligence requirements and work through documentation. We look forward to sharing our proposed term sheet with you.

We believe this course of action is accretive to continuing  shareholders  while
(i) still allowing for a prudent capital structure; (ii) not limiting the growth plans of the management team and (iii) not detrimentally affecting the level of float.

We would like to reiterate again, that given the diversity of our fund strategies at Clinton Group Inc., and our belief in the long-term prospects of the Company, we would welcome an opportunity to evaluate taking a co-investment role as an equity investor alongside management and a financial sponsor partner or as a mezzanine debt holder.

We stand ready to discuss our proposals with you in a constructive dialogue that is long overdue. To that end, we would ask that you respond to our letter in the next seven calendar days. At that point, if the board does not respond favorably to our proposals, we will consider reducing our exposure. Please feel free to contact Conrad Bringsjord, Managing Director, at 212-377-4224 or Joseph De Perio, Vice President, at 212-739-1833 at Clinton to discuss any and all issues further at your convenience.


Sincerely,


/s/ Conrad Bringsjord
-------------------------
Conrad Bringsjord
Managing Director
Portfolio Manager Event Driven and Activist Investments